

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 3, 2006

Mr. John C.S. Lau, Chief Executive Officer
Husky Energy Inc.
707-8th Avenue S.W.
P.O. Box 6525, Station D
Calgary, Alberta, Canada T2P 3G7

> **Re:** **Husky Energy Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 21, 2006**
> **File No. 001-04307**

Dear Mr. Lau:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief